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                                                     UNITED STATES
                                           SECURITIES AND EXCHANGE COMMISSION
                                                Washington, D.C. 20549


                                                      FORM 12b-25

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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                                0-14724
(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR                                   CUSIP NUMBER
                                                                                                              87944M107
     For Period Ended: June 30, 1999                                                                -----------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
  Telemetrix Inc.
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Full Name of Registrant
  Arnox Corporation
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Former Name if Applicable
  c/o Michael L. Glaser, 633 17th Street, Suite 2700
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Address of Principal Executive Office (Street and Number)
   Denver, Colorado 80202
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  [X]   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          As explained in its Current  Reports on SEC Form 8-K filed April 14, 1999 (as amended on April 23, May 17, May
     18 and June 30), Registrant is engaged in a corporate combination that changes ownership and control of Registrant.
     Although part of that combination was completed,  Registrant still awaits approval from the Federal  Communications
     Commission  before  completing the combination (See SEC Form 8-K/A filed June 30, 1999). The delay in obtaining FCC approval and,  therefore,  completing  the  combination  has  complicated  preparation  of  Registrant's  financial information  for the quarter ended June 30, 1999.  Due to these  circumstances  beyond  Registrant's  control,  the
     Quarterly Report on Form 10-QSB cannot be prepared and filed by August 14, 1999,  without  unreasonable  effort and expense.
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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

              Michael L. Glaser                                 303                                      292-1200
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       [X] Yes  [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [X] Yes  [ ] No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

          Registrant  did not conduct any  business  from its  bankruptcy  in 1989 through  March 31, 1999,  but resumed commenced  business  activity  during the quarter ended June 30, 1999.  The results of operations  for that quarter consequently  significantly  differ from the results for the  corresponding  period for the last fiscal  year;  the changes reflect the resumption of business  activity.  Registrant  estimates that during the quarter ended June 30,
     1999:

          o    revenue was  approximately  $500,000,  primarily  from billing and customer  management  services for its carrier customers;
          o    expenses were approximately $3,000,000:
          o    approximately $580,000 for selling, general and administrative costs;
          o    approximately $250,000 for research and development; and
          o    approximately $2,100,000 for depreciation and amortization;
          o    approximately $45,000 for interest on debt to related parties;
          o    net loss was approximately 2,500,000.

          These figures  represent  management's  preliminary  estimates and might change when Registrant  finalizes the financial  statements  for the quarter  ending June 30, 1999.  This data has not been  audited by the  Registrants'
     independent accountants.


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                                                         Telemetrix Inc.
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                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 13, 1999                                                        By /s/ Michael L. Glaser
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                                                                                Michael L. Glaser, Corporate Secretary

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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